Mail Stop 3561

August 20, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Donald J. Radkoski
 Chief Financial Officer
BOB EVANS FARMS, INC.
3776 South High Street
Columbus, Ohio 43207

      Re: Bob Evans Farms, Inc.
              Form 10-K for the fiscal year ended April 27, 2007
              File No. 0-01667

Dear Mr. Radkoski:

      We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          David R. Humphrey
          Branch Chief